Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarters ended September 30, 2019 and 2018

(RMB and US$ amounts expressed in thousands, except per share data)

	September 30, 2019		September 30, 2018
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	3,308,171	467,725	3,189,426	450,936
Cost of sales	(2,784,105)	(393,630)	(2,581,724)	(365,016)

Gross profit	524,066	74,095	607,702	85,920
Other operating income, net	91,329	12,913	44,090	6,234
Research and development costs	(81,838)	(11,571)	(63,610)	(8,993)
Selling, general and administrative costs	(357,729)	(50,577)	(336,973)	(47,643)

Operating profit	175,828	24,860	251,209	35,518
Finance costs	(47,035)	(6,650)	(29,874)	(4,224)
Share of results of associates and joint ventures	(6,270)	(886)	6,075	859

Profit before tax	122,523	17,324	227,410	32,153
Income tax expense	(36,543)	(5,167)	(48,150)	(6,808)

Profit for the period	85,980	12,157	179,260	25,345
Attributable to:
Equity holders of the parent	50,334	7,117	128,517	18,170
Non-controlling interests	35,646	5,040	50,743	7,175

	85,980	12,157	179,260	25,345

Net earnings per common share
- Basic	1.23	0.17	3.15	0.45
- Diluted	1.23	0.17	3.15	0.45
Unit sales	70,140		71,062

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the nine months ended September 30, 2019 and 2018

(RMB and US$ amounts expressed in thousands, except per share data)

	September 30, 2019		September 30, 2018
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	12,333,126	1,743,716	11,731,070	1,658,594
Cost of sales	(10,334,879)	(1,461,194)	(9,500,860)	(1,343,276)

Gross profit	1,998,247	282,522	2,230,210	315,318
Other operating income, net	234,083	33,096	128,321	18,143
Research and development costs	(264,250)	(37,361)	(339,991)	(48,070)
Selling, general and administrative costs	(1,142,807)	(161,575)	(1,068,666)	(151,093)

Operating profit	825,273	116,682	949,874	134,298
Finance costs	(104,678)	(14,800)	(81,998)	(11,593)
Share of results of associates and joint ventures	1,069	151	14,633	2,069

Profit before tax	721,664	102,033	882,509	124,774
Income tax expense	(152,788)	(21,602)	(178,303)	(25,209)

Profit for the period	568,876	80,431	704,206	99,565
Attributable to:
Equity holders of the parent	395,342	55,896	503,484	71,186
Non-controlling interests	173,534	24,535	200,722	28,379

	568,876	80,431	704,206	99,565

Net earnings per common share
- Basic	9.68	1.37	12.32	1.74
- Diluted	9.68	1.37	12.32	1.74
Unit Sales	281,499		281,850

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

For the periods ended September 30, 2019 and December 31,2018

(RMB and US$ amounts expressed in thousands)

	September 30, 2019 (Unaudited)		December 31, 2018 (Audited)
	RMB ’000	US$ ’000	RMB ’000
Cash and bank balances	5,683,244	803,524	6,128,522
Trade and bills receivables	8,013,563	1,132,995	7,389,106
Inventories	2,366,062	334,525	2,517,864
Trade and bills payables	5,340,290	755,035	4,560,629
Short-term and long-term loans and borrowings	1,615,362	228,388	2,016,092
Equity attributable to equity holders of the parent	8,620,274	1,218,775	8,395,849